UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SINA CORPORATION

(Name of Issuer)

Ordinary Shares, par value $0.133

(Title of Class of Securities)

G81477104

(CUSIP Number)

Charles Chao
New Wave MMXV Limited
7/F SINA Plaza
No. 8 Courtyard 10 West
Xibeiwang East Road
Haidian District, Beijing, 100193

People’s Republic of China
Telephone: +86 10 5898 3007

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004, People’s Republic of China +86 10 6535-5500

July 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G81477104	Page	2	of	8	Pages

1	NAME OF REPORTING PERSONS Charles Chao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,846,247 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,846,247 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,247 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	G81477104	Page	3	of	8	Pages

1	NAME OF REPORTING PERSONS New Wave MMXV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,944,386 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,944,386 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,944,386 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	G81477104	Page	4	of	8	Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D/A (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed jointly by Mr. Charles Chao and New Wave MMXV Limited (“New Wave,” and together with Mr. Chao, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on November 16, 2015 (as subsequently amended by an Amendment No. 1 filed on June 16, 2017 and an Amendment No. 2 filed on November 15, 2017, the “Original Schedule 13D”) with respect to the ordinary shares, par value $0.133 per share (the “Ordinary Shares”) of Sina Corporation, a company organized under the laws of the Cayman Islands (the “Company”). The principal executive offices of the Company are located at SINA Plaza, No. 8 Courtyard 10 West, Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. Except as specifically amended by this Amendment No. 3, the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Amendment No. 3 is being filed jointly by Mr. Charles Chao and New Wave pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(a)-(c), (f) Mr. Charles Chao is a citizen of the United States of America. Mr. Chao is the chairman of the board of directors and chief executive officer of the Company and the sole director of New Wave. Mr. Chao’s business address is 7/F SINA Plaza, No. 8 Courtyard 10 West Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China.

New Wave is a British Virgin Islands company controlled by Mr. Charles Chao. The principal executive offices of New Wave are located at 7/F SINA Plaza, No. 8 Courtyard 10 West Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of New Wave are set forth on Schedule A hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), an aggregate amount of approximately US$2.08 billion will be expended in acquiring approximately 50,765,240 Ordinary Shares not currently held by the Reporting Persons (the “Publicly Held Shares”). It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity, and that Reporting Persons that are existing shareholders of the Company will roll over their equity interests in the Company to the Acquisition Vehicle (as defined in Item 4 below).

CUSIP No.	G81477104	Page	5	of	8	Pages

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On July 6, 2020, New Wave submitted a preliminary non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, New Wave proposed to acquire, through an acquisition vehicle (the “Acquisition Vehicle”) to be formed by New Wave, all of the Publicly Held Shares for US$41 per share in cash. New Wave intends to finance the transactions contemplated by the Proposal through a combination of debt and equity.

Any definitive agreement entered into in connection with the transactions contemplated by the Proposal is likely to be subject to customary closing conditions, including approval by the Company’s shareholders of the terms of such transactions.

If the transactions contemplated by the Proposal are completed, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the Nasdaq Global Select Market.

The descriptions of the Proposal in this Amendment No. 3 are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit B and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original Schedule 13D is hereby amended and restated as follows:

The responses of Mr. Charles Chao and New Wave to Rows (7) through (13) of the cover pages of this Amendment No. 3 are hereby incorporated by reference in this Item 5.

As of the date of this filing, Mr. Charles Chao beneficially owns 8,846,247 Ordinary Shares, representing approximately 14.8% of the Company’s total issued and outstanding Ordinary Shares. These Ordinary Shares beneficially owned by Mr. Chao comprise (i) 7,944,386 Ordinary Shares held by New Wave, (ii) 789,361 Ordinary Shares held by Mr. Chao, (iii) 67,500 Ordinary Shares issuable upon exercise of options exercisable within 60 days after the date of this filing, and (iv) 45,000 Ordinary Shares issuable upon vesting of restricted share units within 60 days after the date of this filing. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 59,498,987 Ordinary Shares outstanding as of July 6, 2020 (excluding 24,197,557 Ordinary Shares that have been repurchased but not cancelled, 255,037 of which have not been settled). In computing the percentage ownership of the Reporting Persons, we have included, if applicable, shares that the Reporting Persons have the right to acquire within 60 days, including through the exercise of options and vesting of restricted share units, after the date of this filing.

As of the date of this filing, Mr. Chao also beneficially owns 7,150 class A preference shares, par value $1.00 per share, of the Company (the “Class A Preference Shares”). These Class A Preference Shares are held by New Wave and represent all of the Company’s issued and outstanding Class A Preference Shares. Each Class A Preference Share is entitled to 10,000 votes.

CUSIP No.	G81477104	Page	6	of	8	Pages

Except as disclosed herein, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any share of the Company or has the right to acquire any share of the Company.

Except as disclosed herein, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any share of the Company that they may be deemed to beneficially own.

Except as disclosed herein, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the shares of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

A	Joint Filing Agreement, dated as of November 16, 2015, between Charles Chao and New Wave MMXV Limited (incorporated by reference to Exhibit A to Schedule 13D filed on November 16, 2015)

B	Non-Binding Proposal Letter from New Wave to the Company’s board of directors, dated July 6, 2020

CUSIP No.	G81477104	Page	7	of	8	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2020

CHARLES CHAO

/s/ Charles Chao

NEW WAVE MMXV LIMITED

By:	/s/ Charles Chao
Name: Charles Chao
Title: Director

[Signature Page to Schedule 13D/A]

CUSIP No.	G81477104	Page	8	of	8	Pages

SCHEDULE A

Directors and Executive Officers of New Wave MMXV Limited

Information regarding the sole director of New Wave MMXV Limited is set forth below.

Name	Present Principal Occupation	Business Address	Citizenship
Director:
Charles Chao	Chairman of the board of directors and chief executive officer of Sina Corporation	7/F SINA Plaza No. 8 Courtyard 10 West Xibeiwang East Road Haidian District, Beijing, 100193, People’s Republic of China	United States of America

Exhibit B

Non-Binding Proposal Letter from New Wave to the Company’s Board of Directors